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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Welcomes Brazil's Filing of its First Written Submission Challenging Canada's Subsidies to Bombardier

São Paulo, Brazil, December 14, 2018 – Embraer welcomes Brazil's filing today of its First Written Submission to the dispute settlement panel at the World Trade Organization (WTO) in Geneva. The Panel is examining more than USD 4 billion in subsidies that Bombardier received from the Governments of Canada and Quebec. In 2016 alone, these governments provided over USD 2.5 billion to the Canadian aircraft manufacturer.

The Submission provides detailed legal and factual argument regarding why the 19 subsidies to Bombardier for its C-Series aircraft (now renamed as the Airbus A-220 aircraft) are inconsistent with Canada's WTO obligations. The Brazilian Government’s understanding, shared by Embraer, is that the Canadian Government’s subsidies to Bombardier violate these obligations.

“We appreciate the Brazilian government's efforts in preparing this important submission to the WTO today,” said Paulo Cesar de Souza e Silva, Embraer’s President  & CEO. “Canada's subsidies have allowed Bombardier (and now Airbus) to offer its aircraft at artificially low prices. These subsidies, which have been fundamental in the development and survival of the C-Series program, are an unsustainable practice that distorts the entire global market, harming competitors at the expense of Canadian taxpayers. Embraer considers that this proceeding will help to restore a level playing field and ensure that competition in the commercial aircraft market is between companies, not governments.”

After multiple attempts to resolve the issue at the diplomatic level, the Brazilian Government initiated dispute settlement proceedings against Canada at the WTO.

In December 2016, the Council of Ministers of the Brazilian Foreign Trade Chamber (CAMEX) authorized the opening of dispute settlement proceedings against Canada.  In February 2017, Brazil formally requested consultations with the Canadian Government at the WTO, and because consultations were unable to resolve the dispute, the Panel was formally established in September 2017.

More details about Brazil’s First Written Submission are available in this link: http://www.itamaraty.gov.br/images/2018/Fact-Sheet-Embraer.pdf

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer